

September 29, 2014

<u>Via E-mail</u>
Mr. Andre van Niekerk
Chief Financial Officer
Golden Star Resources Ltd.
150 King Street West
Sun Financial Tower, Suite 1200
Toronto, Ontario M5H IJ9

> **Re: Golden Star Resources Ltd.**
> **Form 40-F for the Year Ended December 31, 2013**
> **Filed March 25, 2014**
> **File No. 001-12284**

Dear Mr. Niekerk:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining